Exhibit 12 – Computation of ratio of earnings to fixed charges

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:

Income from continuing operations before income taxes	$38,592	$10,223	$5,696	$6,344	$9,414
Fixed charges	5,607	6,070	8,212	8,859	9,180
Amortization of capitalized interest	4,868	4,477	3,145	1,807	1,738
Interest capitalized	(3,712)	(3,810)	(4,086)	(4,244)	(2,452)

Earnings	$45,355	$16,960	$12,967	$12,766	$17,880

Fixed Charges:

Interest incurred, whether expensed or capitalized	$5,251	$5,787	$7,943	$8,622	$8,881
Interest portion of rental expense	356	283	269	237	299

Fixed charges	$5,607	$6,070	$8,212	$8,859	$9,180

Ratio of earnings to fixed charges	8.09x	2.79x	1.58x	1.44x	1.95x

Note: Dollars in thousands except ratio data